May 12, 2017

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

One Station Place

100 F Street, NE

Washington, DC 20549

Attention: Kevin J. Kuhar

RE:	Teradyne, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 1, 2017
File No. 001-06462

Ladies and Gentlemen:

Teradyne, Inc. (the “Company”) is responding to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in your letter (the “Comment Letter”) dated April 14, 2017 to Mr. Gregory R. Beecher, the Company’s Chief Financial Officer, with respect to the Company’s Form 10-K for the year ended December 31, 2016.

The responses set forth below and supplementary information have been organized in the same manner in which the Staff’s comments were presented in the Comment Letter. A copy of this response letter is also being filed with the Commission through EDGAR.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill Intangible Assets and Long-Lived Assets, page 25

COMMENT 1: We note the $254.9 million goodwill impairment and $83.3 million intangible asset impairment charges you recorded in the second quarter of 2016 relating to your Wireless Test segment. We also note the goodwill impairment charge recorded in the fourth quarter of 2014 and that the impairment assessment in the fourth quarter of 2015 did not result in impairment but instead showed that the fair value of each reporting unit exceeded its carrying value by at least 20%. To help us better understand the timing of the charges, please provide us with a chronology of the events that occurred in the life of your wireless test business from the fourth quarter of 2014 through the 2016 year-end. In particular, explain in detail the events that lead to the lowering of forecasted buying from the Wireless Test customer, the sharp decline in projected wireless test market demand and the reduction in headcount in the second quarter of 2016.

Securities and Exchange Commission

May 12, 2017

RESPONSE 1:

Wireless Test Segment

In Q4 2011, the Company acquired LitePoint Corporation (“LitePoint”) for a total purchase price of $646 million. LitePoint is reported as the Company’s Wireless Test segment. In Q4 2013, the Company acquired ZTEC Instruments, Inc. for a total purchase price of $17 million, which was merged with LitePoint and included in the Wireless Test segment (which is our Wireless Test reporting unit). The Wireless Test segment, similar to the Company’s other reporting units, develops its forecasts based on a combination of estimated market sizes, market share, historical performance, customer information, end product unit growth, development of new products, technology changes and industry reports. The Wireless Test business is driven by adoption of new wireless technology in the end products and end product unit volume growth. The wireless end products that are tested with our equipment include smartphones, tablets, access points, gateways and set-top boxes. Our forecasts take into account the volatile buying patterns of our largest Wireless Test segment customer who is extremely secretive with respect to its confidential product plans and forecasts. In addition, the overall test industry generally is highly volatile with short lead times. As a result, forecasts and actual revenue results may have significant swings from quarter to quarter.

2012-2014 Results

During 2012 and 2013, the Wireless Test segment had average annual revenue of approximately $270 million. During 2012 and 2013, average annual revenue from our largest Wireless Test segment customer was approximately $174 million or 64% in each year. During 2014, the Wireless Test segment had $185 million of revenue of which $96 million or 52% was from the segment’s largest customer.

Q4 2014 Impairment Test and Charge

In Q4 2014, we performed our annual impairment test and recorded a goodwill impairment charge of approximately $99 million. The impairment charge was due to a forecasted lower future wireless test market as a result of re-use of previously purchased testers by our largest Wireless Test customer, price competition and customers planning to use new and different wireless testing techniques which we forecasted would reduce sales of our wireless testers.

2015 Forecasts and Results

In Q4 2014, our forecast for 2015 Wireless Test segment revenue was $197 million of which $97 million was forecasted revenue from our largest Wireless Test segment customer,

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May 12, 2017

GAAP loss before interest and taxes of ($21) million and non-GAAP profit before interest and taxes (“non-GAAP PBIT”) of $28 million1. Non-GAAP PBIT is GAAP profit or loss from operations excluding intangible asset amortization, restructuring and other charges, goodwill impairment charges, intangible asset impairment charges and pension actuarial gains or losses.

During Q1 2015, we received orders of $6 million from our largest Wireless Test customer. During Q2 2015, however, our largest Wireless Test customer placed orders totaling $53 million of which $40 million were placed in June. The second quarter is the period when major orders are received for the fall launch of new phones and other wireless products. For the first half of 2015, Wireless Test segment revenue was $97 million compared to our fourth quarter 2014 forecast of $105 million for the first half of 2015.

For the full year of 2015, Wireless Test actual revenue was $185 million or 6% below our forecast of $197 million. Revenue from our largest Wireless Test customer was $94 million compared to a forecast of $97 million. 2015 GAAP loss before interest and tax was ($14) million or $7 million lower than our forecasted loss of ($21) million. 2015 non-GAAP PBIT was $35 million which was $7 million higher than our forecast. The decrease in GAAP loss and increase in 2015 non-GAAP PBIT compared to our forecast was the result of lower headcount versus the forecast. We update our current year annual forecast on a quarterly basis. The chart below shows our FY 2015 annual forecasts for the Wireless Test segment as of different periods during the year.

FY 2015 Forecasted Wireless Test Revenue as of different periods
Period	Q4 2014	Q1 2015	Q2 2015	Q3 2015	Actual FY 2015
2015 Revenue from largest customer	$97M	$69M	$86M	$91M	$94M
2015 Revenue from all other customers	$100M	$106M	$101M	$96M	$91M

Total Revenue	$197M	$175M	$187M	$187M	$185M

During 2015, we did not have a triggering event in any interim quarter requiring an interim goodwill impairment test.

Q4 2015 Impairment Test

In Q4 2015, we performed our annual goodwill impairment test for our Wireless Test segment. The estimated fair value of the Wireless Test segment was $411 million or 20% higher than the carrying value of $342 million. In preparing our revenue and profit forecast, we used similar methods to estimate market size and market share including customer information, historical performance, end product unit growth, forecasted technology changes, new product developments and industry reports. In Q4 2015, we forecasted 2016 Wireless Test segment revenue of $170 million of which $65 million was from our largest Wireless Test customer, and a forecasted GAAP loss before interest and taxes of ($24) million and non-GAAP PBIT of $24 million. Our long term forecast was based on holding our core market share flat at approximately 40% with a slight decline in the forecasted core market size with growth coming from new products addressing new markets resulting in an overall average annual revenue growth rate of approximately 9% which was consistent with industry data on unit

[1]	Attached as Exhibit A is a reconciliation of the non-GAAP measures included in this response letter.

Securities and Exchange Commission

May 12, 2017

growth (a third party industry report released in November 2015 forecasted smartphone average annual unit growth of approximately 8% from 2015 to 2019). We forecasted a decrease in FY 2016 revenue compared to FY 2015 as there were no forecasted major technology transitions in 2016. We did forecast, based on discussions with customers, technology transitions in 2017 that we estimated would increase revenue for 2017. In the Q4 2015 forecast, we reduced our overall forecasted revenue from new markets compared to the Q4 2014 forecast as a result of our decision to stop the development of certain new products and lower estimates. As of Q4 2015, we were developing a suite of products to address new and emerging markets and technologies. We estimated revenue from new markets to increase over time and to reach approximately $97 million in 2019. We also considered actual results for 2015 of $185 million of revenue which was 6% below the 2015 forecast of $197 million; actual GAAP loss before interest and taxes of ($14) million which was $7 million lower than forecasted; and actual non-GAAP PBIT of $35 million which was $7 million higher than forecasted.

As a result of the factors noted above, the forecast used in the Q4 2015 impairment test was lower than the forecast used in the Q4 2014 impairment test primarily due to lower revenue from our largest customer and revenue from new markets. We lowered 2016 forecasted revenue by 34%, 2017 forecasted revenue by 41% and 2018 forecasted revenue by 47% compared to our Q4 2014 forecast. Despite the lowered forecasts, our annual goodwill impairment test for our Wireless Test segment resulted in an estimated fair value of the Wireless Test segment of $411 million which was 20% higher than the carrying value of $342 million so no goodwill impairment charge was recorded in Q4 2015.

Q1 2016 Results and Forecast

Revenue for the first quarter of 2016 was $20 million (including $4 million from our largest Wireless Test customer) or $9 million below our Q1 forecast of $29 million. Orders from our largest Wireless Test customer were $4 million in Q1 2016, not materially different from Q1 2015 orders of $6 million. As the second quarter is the period when major orders from our largest customer are received for the fall launch of new phones and other wireless products, including in 2015 when that customer had low first quarter orders and significant orders in June 2015, we did not reduce our long-term Wireless Test forecast as of March 2016. We anticipated FY 2016 buying patterns to follow 2015 patterns. In addition, we considered a March 2016 third party industry report forecasting 2016 smartphone unit growth of 12% compared to 2015 and average annual smartphone unit growth of 8% from 2015 to 2019 consistent with the third party industry report released in November 2015. As a result, we did not consider the decrease in Q1 2016 revenue compared to our forecast a triggering event requiring an interim goodwill impairment test or a test for recoverability with respect to the Wireless Test intangible and long-lived assets.

Q2 2016 Triggering Event and Impairment Charge

In early May 2016, we reduced our FY 2016 revenue forecast from $170 million to $130 million. The primary reason for the reduction was to remove forecasted revenue from our largest Wireless Test customer related to new technology testing because the customer did not implement the new technology. In early May 2016, we did not reduce our long-term forecast because the estimated amount of revenue associated with this new technology was not material in any year beyond 2016.

Securities and Exchange Commission

May 12, 2017

At the end of May 2016, we further reduced our FY 2016 revenue forecast to $85 million and our forecasted GAAP loss before interest and taxes to approximately ($78) million and non-GAAP loss before interest and taxes to approximately ($28) million. We lowered our 2016 forecasted revenue from our largest customer to $15 million (actual revenue and orders from our largest customer in the first half of 2016 were $8.8 million and $9.0 million, respectively). In addition, we lowered 2017 forecasted revenue by 62%, 2018 forecasted revenue by 57% and 2019 forecasted revenue by 60% compared to our Q4 2015 forecast. We reduced the near-term and long-term forecasts because of our lower estimated market sizes and market share assumptions due to:

(1) our expectation that our largest Wireless Test customer would not place significant orders in Q2 2016 (actual Q2 2016 orders from our largest customer were approximately $5 million);

(2) based on discussions with customers, the delay in the adoption of two new technologies in smart phones from 2017 to 2018 (60GHz WiFi 802.11ad and 6GHz WiFi 802.11ax) which would give our competitors more time to develop competitive products;

(3) forecasted reduction in future average annual smartphone unit growth;

(4) estimated increased test efficiency by our largest Wireless Test customer which would reduce estimated sales of our testers;

(5) estimated test time reduction due to capabilities built into certain chips which reduces sales of our testers;

(6) increased competition with respect to new markets and new products; and

(7) our plan to reduce funding for new products due to lower estimated return on investment.

In addition, the third party industry reports from May and April 2016 forecasted lower smartphone unit growth in 2016 compared to 2015 as well as lower forecasted average annual smartphone unit growth of 4% from 2015 to 2019.

The chart below shows our FY 2016 annual forecasts for the Wireless Test segment as of different periods during the year.

FY 2016 Forecasted Wireless Test Revenue as of different periods
Period	Q4 2015	Q1 2016	Early May 2016	End of May 2016	Q2 2016	Q3 2016	Actual FY 2016
2016 Revenue from largest customer	$65M	$60M	$37M	$15M	$15M	$22M	$23M
2016 Revenue from all other customers	$105M	$93M	$93M	$70M	$70M	$75M	$73M

Total Revenue	$170M	$153M	$130M	$85M	$85M	$97M	$96M

On June 8, 2016, due to the business outlook at that time, we implemented a headcount reduction of approximately 11% in our Wireless Test segment. This headcount reduction was driven by the significant reduction in our forecast at the end of May 2016 both in the near term and the long term. We considered the 11% headcount reduction and the significant reduction in our forecast to be a triggering event requiring an interim goodwill impairment test and a test for

Securities and Exchange Commission

May 12, 2017

recoverability of the Wireless Test intangible and long-lived assets. We performed our interim goodwill impairment test and the intangible and long-lived recoverability test as of May 29, 2016, our month end date. As a result of the May 29, 2016 tests, we recorded a $255 million goodwill impairment charge and an $83 million intangible asset impairment charge.

In the third quarter of 2016, we had an additional headcount reduction of approximately 14%. The headcount reduction was the result of a decision to reduce the number of new products in development and to reduce operating expenses in light of the deteriorating business outlook at that time.

COMMENT 2: Please provide us with a table showing the revenues and income (loss) before taxes for the Wireless Test segment for each quarter in 2014, 2015 and 2016. Tell us how you considered the trend of declining revenues when performing your goodwill and intangible assets impairment tests in the fourth quarter of 2015.

RESPONSE 2:

The following table shows the actual revenues and income (loss) before taxes for our Wireless Test segment for each quarter in 2014, 2015 and 2016, in thousands.

	2014
	Q1	Q2	Q3	Q4	Full Year
Revenue	$21,210	$68,699	$54,838	$39,788	$184,535
Income (loss) before taxes	(25,085)	14,229	2,379	(107,719)	(116,196)
Impairment charge included in income (loss) before taxes				(98,897)	(98,897)

	2015
	Q1	Q2	Q3	Q4	Full Year
Revenue	$34,048	$62,879	$55,359	$32,286	$184,572
Income (loss) before taxes	(10,441)	6,841	2,997	(13,227)	(13,830)
Impairment charge included in income (loss) before taxes

	2016
	Q1	Q2	Q3	Q4	Full Year
Revenue	$20,314	$22,427	$27,919	$25,544	$96,204
Income (loss) before taxes	(20,140)	(356,505)	1,049	4,187	(371,409)
Impairment charge included in income (loss) before taxes		(338,285)			(338,285)

In Q4 2015, we performed our annual goodwill impairment test for our Wireless Test segment. The estimated fair value of the Wireless Test segment was $411 million or 20% higher than the carrying value of $342 million. In developing the Wireless Test forecast used in Q4 2015, we considered the historical results of 2015 and 2014 along with other factors such as

Securities and Exchange Commission

May 12, 2017

estimated market sizes, market share, industry reports, customer information, end product unit growth, development of new products and technology changes. In Q4 2015, our long term forecast was based on holding our market share flat at approximately 40% with a slight decline in the forecasted core market size with growth coming from new products addressing new markets resulting in an overall revenue growth rate of approximately 9% which was comparable with industry data on unit growth. In Q4 2015, we forecasted a decrease in FY 2016 revenue compared to FY 2015 as there were no forecasted major technology transitions to increase revenue in 2016. We did forecast, based on discussions with customers, technology transitions in 2017 that would increase revenue in 2017. In Q4 2015, we forecasted 2016 Wireless Test segment revenue of $170 million of which $65 million was revenue from our largest Wireless Test customer, a forecasted GAAP loss before interest and taxes of ($24) million and non-GAAP profit before interest and taxes of $24 million2. As of Q4 2015, we were developing a suite of products to address new and emerging markets and technologies. We estimated revenue from new markets to increase over time and to reach approximately $97 million in 2019. We also considered actual results in 2015 of $185 million of revenue which was 6% below the 2015 forecast of $197 million; actual GAAP loss before interest and taxes of ($14) million which was $7 million lower than forecasted; and actual non-GAAP PBIT of $35 million which was $7 million higher than forecasted.

As a result of the factors noted above, the forecast used in the Q4 2015 impairment test was lower than the forecast used in the Q4 2014 impairment test primarily due to lower revenue from our largest customer and revenue from new markets. We lowered 2016 forecasted revenue by 34%, 2017 forecasted revenue by 41% and 2018 forecasted revenue by 47% compared to our Q4 2014 forecast. Despite the lowered forecasts as described above, our annual goodwill impairment test for our Wireless Test segment resulted in an estimated fair value of the Wireless Test segment of $411 million which was 20% higher than the carrying value of $342 million so no goodwill impairment charge was recorded in Q4 2015.

Liquidity and Capital Resources, page 35

COMMENT 3: We note the statement in the last paragraph of the Liquidity discussion on page 37 that you have $768 million of cash outside the United States that if repatriated would incur additional taxes. We note on page 45 in your consolidated balance sheet total cash and cash equivalents as of December 31, 2016 of $308 million. Please reconcile these disclosures.

RESPONSE 3:

The Company’s disclosure in the last paragraph of the Liquidity and Capital Resources section of its management’s discussion and analysis in its Form 10-K for the year ended December 31, 2016, as stated in the first sentence of the paragraph, refers to “cash, cash equivalents and marketable securities” for the Company worldwide. The $768 million outside the United States consists of cash, cash equivalents and marketable securities. Therefore, the relevant disclosure should have read as follows:

[2]	Attached as Exhibit A is a reconciliation of the non-GAAP measures included in this response letter.

Securities and Exchange Commission

May 12, 2017

“We believe our cash, cash equivalents and marketable securities balance will be sufficient to pay our quarterly dividend, execute our authorized share repurchase program and meet our working capital and expenditure needs for at least the next twelve months. The amount of cash, cash equivalents and marketable securities in the U.S. and our operations in the U.S. provide sufficient liquidity to fund our business activities in the U.S. We have approximately $768 million of cash, cash equivalents and marketable securities outside the U.S. that if repatriated would incur additional taxes. Determination of the additional taxes that would be incurred is not practicable due to uncertainty regarding the remittance structure, the mix of earnings and earnings and profit pools in the year of remittance, and overall complexity of the calculation. Inflation has not had a significant long-term impact on earnings.”

The Company will provide this clarified disclosure in future filings commencing with its Quarterly Report on Form 10-Q for the quarter ended April 2, 2017.

Item 7A: Quantitative and Qualitative Disclosures about Market Risks, page 42

COMMENT 4: We note the discussion in Note H relating to the convertible note hedge and warrant transactions. In future filings, please disclose the equity price risk on the fair value of your convertible debt under one of the three disclosure options provided in Item 305(a) of Regulation S-K.

RESPONSE 4:

The Company will provide disclosure regarding the equity price risk on the fair value of its convertible debt pursuant to Item 305(a) of Regulation S-K in future filings commencing with its Quarterly Report on Form 10-Q for the quarter ended April 2, 2017. The Company has included the following disclosure in “Item 3: Quantitative and Qualitative Disclosures about Market Risk” in its Form 10-Q for the quarter ended April 2, 2017.

Item 3: Quantitative and Qualitative Disclosures about Market Risks

For “Quantitative and Qualitative Disclosures about Market Risk” affecting Teradyne, see Part 2 Item 7a, “Quantitative and Qualitative Disclosures about Market Risks,” in our Annual Report on Form 10-K filed with the SEC on March 1, 2017. There were no material changes in our exposure to market risk from those set forth in our Annual Report for the fiscal year ended December 31, 2016.

In addition to market risks described in our Annual Report on Form 10-K, we have an equity price risk related to the fair value of our convertible senior unsecured notes issued in December 2016. In December 2016, Teradyne issued $460 million aggregate principal amount of 1.25% convertible senior unsecured notes (the “Notes”) due December 15, 2023. As of April 2, 2017, the Notes had a fair value of $534.8 million. The table below provides a sensitivity analysis of hypothetical 10% changes of Teradyne’s stock price as of the end of the first quarter of 2017 and the estimated impact on the fair value of the Notes. The selected scenarios are not predictions of future events, but rather are intended to illustrate the effect such event may have

Securities and Exchange Commission

May 12, 2017

on the fair value of the Notes. The fair value of the Notes is subject to equity price risk due to the convertible feature. The fair value of the Notes will generally increase as Teradyne’s common stock price increases and will generally decrease as the common stock price declines in value. The change in stock price affects the fair value of the convertible senior notes, but does not impact Teradyne’s financial position, cash flows or results of operations due to the fixed nature of the debt obligation. Additionally, we carry the Notes at face value less unamortized discount on our balance sheet, and we present the fair value for required disclosure purposes only. In connection with the offering of the Notes we also sold warrants to the option counterparties. These transactions have been accounted for as an adjustment to our shareholders’ equity. The convertible note hedge transactions are expected to reduce the potential equity dilution upon conversion of the Notes. The warrants along with any shares issuable upon conversion of the Notes will have a dilutive effect on our earnings per share to the extent that the average market price of our common stock for a given reporting period exceeds the applicable strike price or conversion price of the warrants or Notes, respectively.

Hypothetical Change in Teradyne Stock Price	Fair Value	Estimated change in fair value	Hypothetical percentage increase (decrease) in fair value
10% increase	$568,928	$34,178	6.4%
No change	534,750	—	—
10% decrease	504,850	(29,900)	(5.6)

See Note F: Debt for further information.

Item 8: Financial Statements and Supplementary Data

Note J. Goodwill and Intangible Assets

Intangible Assets, page 77

COMMENT 5: Please revise future filings to provide the disclosures required by ASC 350-30-50-3 for each of your intangible assets impaired. In this regard, please quantify for us the gross carrying amount and net carrying amount of each intangible asset impaired in the second quarter of 2016 which aggregated to the $83.3 million impairment charge.

RESPONSE 5:

Securities and Exchange Commission

May 12, 2017

The Company will provide disclosure required by ASC 350-30-50-3 for each of its intangible assets impaired in future filings commencing with its Quarterly Report on Form 10-Q for the quarter ended July 2, 2017. Below is an example of the disclosure to be provided in the aforementioned filing. The disclosure will not be included in the Quarterly Report on Form 10-Q for the quarter ended April 2, 2017 as it is not applicable to any of the periods presented.

(1)	During the three months ended July 3, 2016, Teradyne recorded an $83.3 million impairment of Wireless Test amortizable intangible assets. The impairment consisted of the following intangible assets:

	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Carrying Amount
	(in thousands)
Developed technology	$240,600	$(176,356)	$(62,544)	$1,700
Customer relationships	55,070	(36,409)	(17,861)	800
Tradenames and trademarks	19,000	(12,667)	(2,933)	3,400

	$314,670	$(225,431)	$(83,339)	$5,900

Note K. Commitments and Contingencies

Legal Claims, page 79

COMMENT 6: Please revise this note in future filings to clearly describe your accounting policies for evaluating, estimating, disclosing and accruing for loss contingencies. Provide sufficient detail to show compliance with ASC 450-20-25 and ASC 450-20-50.

RESPONSE 6:

The Company will provide detailed disclosure regarding its accounting policies for evaluating, estimating, disclosing and accruing for loss contingencies in future filings commencing with its Quarterly Report on Form 10-Q for the quarter ended April 2, 2017. The Company has included the following disclosure in “Footnote B. Accounting Policies” in its Form 10-Q for the quarter ended April 2, 2017.

Contingencies and Litigation

Teradyne may be subject to certain legal proceedings, lawsuits and other claims as discussed in Note P. Teradyne accrues for a loss contingency, including legal proceedings, lawsuits, pending claims and other legal matters, when the likelihood of a loss is probable and the amount of the loss can be reasonably estimated. When the reasonable estimate of the loss is within a range of amounts, and no amount in the range constitutes a better estimate than any other amount, Teradyne accrues the amount at the low end of the range. Teradyne adjusts the accruals from time to time as additional information is received, but the loss incurred may be significantly greater than or less than the amount accrued. Loss contingencies are disclosed when they are material and there is at least a reasonable possibility that a loss has been incurred. Attorney fees related to legal matters are expensed as incurred.

*    *    *    *    *

Securities and Exchange Commission

May 12, 2017

If you have any questions with regard to these responses, need further supplemental information or would like to discuss any of the information covered in this letter, please contact the undersigned at (978) 370-2952.

Sincerely, TERADYNE, INC.

/s/ Gregory R. Beecher
Gregory R. Beecher Vice President and Chief Financial Officer

Exhibit A

Reconciliation of Non-GAAP measures

Q4 2014 FY 2015 forecasted GAAP loss before interest and taxes	($21M	)
Forecasted acquired intangible asset amortization	$49M

Q4 2014 FY 2015 forecasted non-GAAP profit before interest and taxes	$28M

FY 2015 actual GAAP loss before interest and taxes	($14M	)
Acquired intangible asset amortization	$49M

FY 2015 actual non-GAAP profit before interest and taxes	$35M

Q4 2015 FY 2016 forecasted GAAP loss before interest and taxes	($24M	)
Forecasted acquired intangible asset amortization	$49M

Q4 2015 FY 2016 forecasted non-GAAP profit before interest and taxes	$24M

May 29, 2016 FY 2016 forecasted GAAP loss before interest and taxes	($78M	)
Forecasted acquired intangible asset amortization	$49M

May 29, 2016 FY 2016 forecasted non-GAAP loss before interest and taxes	($28M	)